RiverSource Life Insurance Co. of New York

20 Madison Avenue Extension

Albany, New York 12203

Guaranteed Minimum Death Benefit Rider

Joint Life

This rider is made a part of the contract to which it is attached and is effective on the Contract Date. It may only be issued in combination with a guaranteed lifetime withdrawal benefit rider. Except where this rider provides otherwise, it is subject to all of the terms, conditions and limitations of the contract and the attached guaranteed lifetime withdrawal benefit rider. If there is any conflict between the contract, including any attached riders and endorsement provisions, these rider provisions take precedence. Terms used in this rider have the same meaning as in the attached guaranteed lifetime withdrawal benefit rider.

The purpose of the guaranteed minimum death benefit provided by this rider is to provide additional death benefit guarantees that may increase the death benefit. This rider cannot be terminated except under the limited circumstances described in the Termination of the Rider provision.

The additional charge for this rider is described in the Rider Charges provision.

The benefit provided under this rider is only payable at the Annuitant’s death.

Amount Payable Before the Annuitization Start Date

If the Annuitant dies before the Annuitization Start Date while this rider is in force, We will pay the beneficiary the greater of the Guaranteed Minimum Death Benefit amount provided by this rider or the death benefit under the terms of the contract or any other attached riders.

Guaranteed Minimum Death Benefit Amount Definition

The Guaranteed Minimum Death Benefit (GMDB) amount is determined at the following times and is subject to the maximum amount shown under Contract Data. The GMDB amount cannot be withdrawn in a lump sum.

1.	At Rider Effective Date

The GMDB amount is set equal to the initial purchase payment.

2.

When an additional purchase payment is made The GMDB amount will be increased by the amount of each additional purchase payment. See the Purchase Payments Provisions under Contract Provision Modifications for purchase payment limitations.

3.	When a Withdrawal is taken

The GMDB amount can be adjusted, but it will not be less than zero.

a.

If the Current Annual Payment is not established, Excess Withdrawal Processing will occur, and the GMDB amount will be reduced by the greater of the amount of the Withdrawal or the “Adjustment for Withdrawal,” calculated as follows:

a X b	where:
c

a	=	the amount of the Withdrawal

b	=	the GMDB amount on the date of (but prior to) the Withdrawal

c	=	the Contract Value on the date of (but prior to) the Withdrawal

b.	If the Current Annual Payment is established and the Withdrawal is less than or equal to the Remaining Annual Payment, the GMDB amount is reduced by the amount of the Withdrawal.

c.

If the Current Annual Payment is established and the Withdrawal is greater than the Remaining Annual Payment, Excess Withdrawal Processing will occur, and the GMDB amount will be reduced by the greater of (1) the amount of the Withdrawal or (2) the Remaining Annual Payment plus the amount calculated as follows:

d X e	where:
f

d	=	the amount of the Withdrawal minus the Remaining Annual Payment

e	=	the GMDB amount on the date of (but prior to) the Withdrawal minus the Remaining Annual Payment

f	=	the Contract Value on the date of (but prior to) the Withdrawal minus the Remaining Annual Payment

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4.	At each Rider Anniversary

The GMDB amount will be increased to the Contract Value (after rider charges are deducted), if the Contract Value is greater.

Investment Options and Limits

This rider requires 100% allocation of purchase payments and Your Contract Value to approved investment option(s) for this rider. Allocation plans of approved investment options may also be available. Your initial investment selection(s) are shown under Contract Data.

Because this rider requires that Your Contract Value be invested in one or more approved investment options for the duration of the rider, and You cannot terminate this rider once You have selected it, if You later decide You do not want to invest in any of the approved investment options, You must terminate Your contract by requesting a full surrender. Surrender charges and tax penalties may then apply.

If You request allocation or transfers to subaccounts that are not approved investment option(s) under the terms of this rider, You will be notified and a new request must be submitted.

We reserve the right to add, remove or substitute approved investment options at any time and in Our sole discretion, subject to regulatory approval. You may, by Written Request or other method agreed to by Us, change Your choice of investment options or allocation percentages among those currently approved for the rider. The number of transfers allowed each contract year is limited to four transfers. We also reserve the right to close or restrict any approved investment option, subject to regulatory approval. Any change will apply to current allocations and/or to future purchase payments or transfers. We will notify You of any changes, or limitations, to the available investment options.

Contract Provision Modifications

Because of the addition of this rider to Your contract, several contract provisions are modified as described above and as further described below.

Reports to Owner

This statement will also show the current death benefit amount.

Purchase Payments Provisions

This rider amends the Additional Purchase Payments provision to limit when purchase payments may be paid as described below. It also amends the Payment Limits provision to restrict payments after the first contract year to an amount less than Maximum Purchase Payments Permitted, shown under Contract Data.

The rider prohibits additional purchase payments unless:

1.	the payment is received at time of application or within 90 Days thereafter, or

2.

this is a Tax Qualified Contract where We allow additional purchase payments in any contract year up to the maximum permissible annual contribution described by the Code until total additional purchase payments are $100,000.

If We waive any restrictions on initial or additional purchase payments, You will be notified in writing, signed by an officer of the company.

Allocation of Purchase Payments

Because this rider requires 100% allocation to approved investment options, allocation of purchase payments shall be determined by Your selection from investment options available for this rider.

Transfers of Contract Values

Because this rider requires 100% allocation to approved investment options, transfer privileges granted under the contract are suspended other than: (1) transfers among the available investment options (2) transfers of all or a portion of the Contract Value from the current allocation plan of approved investment options to another allocation plan if available or (3) transfers as otherwise agreed to by Us. Transfers made by You into and out of the same subaccount within a five business Day period (or vice versa) may be to the disadvantage of other contract Owners and are prohibited. If required the Contract Value may be automatically rebalanced according to the allocation plan that is currently in effect.

Annuitant

You may not change the Annuitant while this rider is in force, unless a Covered Spouse becomes the Owner and Annuitant under the Spouse’s Option to Continue Contract provision.

Spouse’s Option to Continue Contract

If the surviving spouse is a Covered Spouse as defined under the attached guaranteed lifetime withdrawal benefit rider and chooses to continue the contract under the spousal continuation provision, the following provisions apply:

1.	This rider continues as part of the contract.

2.

On the Valuation Date spousal continuation is effective, the GMDB amount will be increased to the Contract Value (after any rider fees have been deducted and after any increase to the Contract Value due to the death benefit that would otherwise have been paid) if the Contract Value is greater.

3.

Upon spousal continuation, the Contract Value shall be equal to the death benefit that would otherwise have been paid; however, the death benefit that would otherwise have been paid will not include the GMDB amount.

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4.	The GMDB amount is available for payment at the death of the surviving Covered Spouse.

Rider Charges

We deduct the charge for this rider once a year from Your Contract Value on Your Contract Anniversary. We pro-rate this charge among the variable subaccounts, but not the Fixed Account, in the same proportion Your interest in each account bears to Your total Variable Account Contract Value on Your Contract Anniversary.

The charge is calculated on Your Contract Anniversary by multiplying the annual rider fee by the greater of the GMDB amount or the Contract Value.

The annual rider fee is subject to the maximum annual rider fee shown under Contract Data.

The initial annual rider fee(s) are shown under Contract Data. We may increase the annual rider fee at Our discretion and on a nondiscriminatory basis. Your annual rider fee will increase if We declare an increase to the fee with written notice 30 Days in advance. The new fee will be in effect on the date We declare in the written notice.

You can decline this increase and therefore terminate the rider if We receive Your Written Request prior to the date of the fee increase.

If the rider fee changes during a contract year, We will calculate an average annual rider fee, for that contract year only, adjusted for the number of Days the fee was in effect.

If Your contract or rider is terminated for any reason, the rider charge will be deducted, adjusted for the number of Days coverage was in place during the contract year, and further charges for this rider will terminate.

Termination of the Rider

This rider cannot be terminated either by You or Us except as follows:

1.	After the death benefit is payable, unless a Covered Spouse continues the contract as described in the Spouse’s Option to Continue Contract provision, the rider will terminate.

2.	On the Annuitization Start Date the rider will terminate.

3.	In relation to certain increases to the annual rider fee as described in the Rider Charges provision, Your Written Request will terminate the rider.

4.	Reduction of the Contract Value to zero will terminate the rider.

5.	Termination of the attached guaranteed lifetime withdrawal benefit rider for any reason will terminate the rider.

6.	Termination of the contract for any reason will terminate the rider.

Upon termination of this rider, any additional death benefit provided by the rider will not be payable upon the Annuitant’s death. Upon termination, this rider may not be reinstated.

RiverSource Life Insurance Co. of New York

Secretary

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